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CREDIT FIRST                        CREDIT SUISSE FIRST BOSTON LLC
SUISSE BOSTON
                                    Eleven Madison Avenue     Tel 1 212 325 2000
                                    New York, NY 10010-3629      www.csfb.com





October 27, 2004                        JOSEPH FASHANO
                                        Director

Pradip Bhaumik
Securities and Exchange Commission      212-325 2107
450 Fifth Street NW                     212 325 4296 (fax)
Washington, DC  20549                   joseph.fashano@csfb.com

Build-A-Bear Workshop, Inc.
Registration Statement on Form S-1 (Commission File No. 333-118142) (the "Registration Statement"); Amendment No. 7

Dear Mr. Bhaumik:

You have asked that we provide this letter to you in connection with certain changes made in the prospectus for the above-referenced offering, including, without limitation, the increase in the price range for the shares of Common Stock of Build-A-Bear Workshop, Inc. being offered. This letter will confirm that each of Credit Suisse First Boston LLC and all of the other underwriters confirm they have orally advised their sales forces and all prospective purchasers of shares of the change in price range and corresponding changes in the disclosure in the prospectus as a result of such change prior to confirming sales.

Very truly yours,


/s/  Joseph Fashano